UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In June 2011 were done the following operations with securities and derivatives in accordance with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				1,236,224,069		64.6426	32.3213
Non-Voting Shares				19,468,749		1.0180	0.5090
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	Buy	09/jun	33,124,623	31.68	R$ 1,049,388,056.64
Common Shares		Total		33,124,623		R$ 1,049,388,056.64
Common Shares	Bradesco S.A. C.T.V.M	Buy	09/jun	49,000,000	25.90	R$ 1,269,100,000.00
Common Shares		Total		49,000,000		R$ 1,269,100,000.00
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				1,392,981,563		72.8395	36.4197
Non-Voting Shares				47,552,489		2.4865	1.2432

Note:
A New company who belong to Controller's
NCF Participações

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In June 2011 there were not operations with securities and derivatives in accordance with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			13,622,991	0.7123	0.3561
Non-Voting Shares			18,047,543	0.9437	0.4718
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			13,622,991	0.7123	0.3561
Non-Voting Shares			18,047,543	0.9437	0.4718

Company: Bradesco Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			6	0.0256	0.0256
Non-Voting Shares			0	0.0000	0.0000
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			6	0.0256	0.0256
Non-Voting Shares			0	0.0000	0.0000

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In June 2011 were done the following operations with securities and derivatives in accordance with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				515,374		0.0269	0.0134
Non-Voting Shares				1,661,365		0.0868	0.0434
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Bradesco S.A. C.T.V.M.	Sell	30/jun	3,700	26.50	R$ 98,050.00
Common Shares		Total		3,700		R$ 98,050.00
Non-Voting Shares	Bradesco S.A. C.T.V.M.	Buy	17/jun	200	30.38	R$ 6,076.00
Non-Voting Shares		Total		200		R$ 6,076.00
Non-Voting Shares	Bradesco S.A. C.T.V.M.	Sell	06/jun	38	30.40	R$ 1,155.20
Non-Voting Shares		Sell	06/jun	15	30.46	R$ 456.90
Non-Voting Shares		Sell	06/jun	13	30.47	R$ 396.11
Non-Voting Shares		Sell	06/jun	1,000	30.30	R$ 30,300.00
Non-Voting Shares		Sell	06/jun	1,000	30.33	R$ 30,330.00
Non-Voting Shares		Sell	06/jun	600	30.35	R$ 18,210.00
Non-Voting Shares		Sell	06/jun	1,000	30.75	R$ 30,750.00
Non-Voting Shares		Sell	06/jun	1,000	30.80	R$ 30,800.00
Non-Voting Shares		Sell	06/jun	500	30.82	R$ 15,410.00
Non-Voting Shares		Sell	16/jun	1,650	30.20	R$ 49,830.00
Non-Voting Shares		Sell	30/jun	1,600	31.70	R$ 50,720.00
Non-Voting Shares		Sell	30/jun	1,700	31.80	R$ 54,060.00
Non-Voting Shares		Total		10,116		R$ 312,418.21
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				511,674		0.0267	0.0133
Non-Voting Shares				1,651,695		0.0863	0.0431

Note:
New members who belong to Board of Executive Officers
Frederico William Wolf
Eli Coutinho Coelho Wolf - Esposa do Sr. Frederico William Wolf
Glaucimar Peticov
Joel Antonio Scalabrini
Maria de Lourdes Mateus Scalabrini - Esposa do Sr. Joel Antonio Scalabrini
Layette Lamartine Azevedo Júnior
Luis Carlos Furquim Vermieiro
Roberto de Jesus Paris
Rogério Pedro Câmara
Lilian Aparecida Bonadio Câmara - Esposa do Sr. Rogério Pedro Câmara
Giulianna Bonadio Câmara - Filha do Sr. Rogério Pedro Câmara
Vinícius José de Almeida Albernaz

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In June 2011 were done the following operations with securities and derivatives in accordance with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers		(X) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				10,207		0.0005	0.0002
Non-Voting Shares				161,506		0.0084	0.0042
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Non-Voting Shares	Bradesco S.A. C.T.V.M.	Sell	02/jun	50	30.60	R$ 1,530.00
Non-Voting Shares		Sell	02/jun	600	30.62	R$ 18,372.00
Non-Voting Shares		Total		650		R$ 19,902.00
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				10,207		0.0005	0.0002
Non-Voting Shares				160,856		0.0084	0.0042

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In June 2011 there were not operations with securities and derivatives in accordance with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	(x) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			11,254	0.0005	0.0002
Non-Voting Shares			16,666	0.0008	0.0004
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			11,254	0.0005	0.0002
Non-Voting Shares			16,666	0.0008	0.0004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 11, 2011

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Deputy Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.